UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 22, 2022

Liberty Resources Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40883	86-3485220
(Commission File Number)	(IRS Employer Identification No.)

78 SW 7th Street

Suite 500

Miami, Florida 33130

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code 1-305-809-7217

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	LIBYU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	LIBY	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	LIBYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

Fourth Amendment to Acquisition Letter

On November 22, 2022, Liberty Resources Acquisition Corp. (“Liberty” or the “Company”), Caspi Oil Gas LLP (“Caspi”) and Caspi’s owner, Markmore Energy (Labuan) Limited (“Markmore”), entered into a Fourth Amendment to Acquisition Letter (the “Fourth Amendment”), that further amends that Acquisition Letter, dated May 16, 2022, between Liberty and Markmore, as amended by the First Amendment to Acquisition Letter, dated August 5, 2022, among Liberty, Caspi and Markmore, Second Amendment to Acquisition Letter, dated September 21, 2022, among Liberty, Caspi and Markmore, and Third Amendment to Acquisition Letter, dated October 21, 2022, among Liberty, Caspi and Markmore (as so amended, the “Acquisition Letter”).

The Fourth Amendment extends the “Due Diligence Period” and the “Exclusivity Period” for a transaction under the Acquisition Letter (the “Transaction”) to December 15, 2022, and increases the aggregate “Transaction Consideration” to $463.7 million. A copy of the Fourth Amendment is attached hereto as Exhibit 2.1.

A description of the Acquisition Letter is set forth in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2022, and is incorporated herein by this reference.

Item 7.01	Regulation FD Disclosure

Press Release

On November 22, 2022, the Company issued a press release announcing the Fourth Amendment amending the Acquisition Letter by extending the “Due Diligence Period” and the “Exclusivity Period” to December 15, 2022 and increasing the “Transaction Consideration” to US$463.7 million. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1.

Additional Information and Where to Find It

In connection with the proposed Transaction, Liberty intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Current Report on Form 8-K announcing the entry into the definitive business combination agreement for the Transaction, a registration statement on Form F-4, which will include a proxy statement/prospectus of Liberty, and other documents regarding the proposed Transaction. Liberty’s stockholders and other interested persons are advised to read, when available, the Current Report on Form 8-K, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed Transaction, as these materials will contain important information about Caspi, Liberty, and the proposed Transaction. Promptly after the Form F-4 is declared effective by the SEC, Liberty will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Liberty are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Transaction. The documents filed by Liberty with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, (Commission File No: 001-40883), or by directing a request to Liberty Resources Acquisition Corp., 78 SW 7th Street, Suite 500, Miami, Florida 33130.

Participants in the Solicitation

Liberty and its directors and executive officers may be deemed participants in the solicitation of proxies from its stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Liberty will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Liberty’s directors and executive officers and their ownership of Liberty common stock is set forth in Liberty’s prospectus, dated November 3, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

Caspi and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Liberty in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Fourth Amendment to Acquisition Letter, dated as of November 22, 2022.

99.1	Press Release, dated as of November 22, 2022.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL (included as Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY RESOURCES ACQUISITION CORP.

Date: November 22, 2022	By:	/s/ Dato’ Maznah Binti Abdul Jalil
Dato’ Maznah Binti Abdul Jalil
Chief Executive Officer